UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811- 07717				May 12, 2023
2. State identification Number: N/A
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Transamerica Asset Allocation Variable Funds
4. Address of principal executive office (number, street, city, state, zip code):

1801 California Street, Suite 52, Denver, CO 80202

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Report of Independent Registered Public Accounting Firm

Transamerica Asset Management 1801 California St, Suite 5200 Denver, CO 80202

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

May 12, 2023

We, as members of management of Transamerica Funds, Transamerica Series Trust and Transamerica Asset Allocation Variable Funds (the “Trusts”) (refer to Appendix A for fund listing) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trusts’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2021, and from December 1, 2021 through December 31, 2021.

Based on this evaluation, we assert that the Trusts were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2021, and from December 1, 2021 through December 31, 2021, with respect to securities reflected in the investment accounts of the Trusts.

Transamerica Funds, Transamerica Series Trust Funds and Transamerica Asset Allocation Variable Funds

By:

Vincent J. Toner
Vice President Fund Administrator and Treasurer

Appendix A

Transamerica Funds

Transamerica Asset Allocation Short Horizon

Transamerica Asset Allocation Intermediate Horizon

Transamerica Asset Allocation Long Horizon

Transamerica Asset Allocation – Growth Portfolio

Transamerica Asset Allocation – Moderate Growth Portfolio

Transamerica Asset Allocation – Conservative Portfolio

Transamerica Asset Allocation – Moderate Portfolio

Transamerica Series Trust

Transamerica Morgan Stanley Global Allocation Managed Risk – Balanced VP

Transamerica 60/40 Allocation VP

Transamerica Goldman Sachs 70/30 Allocation VP

Transamerica JPMorgan International Moderate Growth VP

Transamerica BlackRock Tactical Allocation VP

Transamerica JPMorgan Asset Allocation – Growth VP

Transamerica JPMorgan Asset Allocation – Conservative VP

Transamerica JPMorgan Asset Allocation – Moderate VP

Transamerica JPMorgan Asset Allocation – Moderate Growth VP

Transamerica Managed Risk – Balanced ETF VP

Transamerica Managed Risk – Growth ETF VP

Transamerica Managed Risk – Conservative ETF VP

Transamerica Asset Allocation Variable Funds

Transamerica Asset Allocation – Intermediate/Long Horizon Subaccount

Transamerica Asset Allocation – Intermediate Horizon Subaccount

Transamerica Asset Allocation – Short Horizon Subaccount

Report of Independent Registered Public Accounting Firm

The Board of Trustees of

Transamerica Funds, Transamerica Series Trust and Transamerica Asset Allocation Variable Funds

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Transamerica Funds, Transamerica Series Trust and Transamerica Asset Allocation Variable Funds (the Trusts) (refer to Appendix A for fund listing) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2021. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Trusts’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants (AICPA). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of Transamerica Funds, Transamerica Series Trust and Transamerica Asset Allocation Variable Funds and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our examination engagement.

Included among our procedures were the following tests performed as of December 31, 2021 and with respect to agreement of security purchases and sales, for the period from December 1, 2021 (the immediate date after our last examination) through December 31, 2021:

•	Confirmation of all affiliated mutual fund shares recorded by Transamerica Fund Services (the Transfer Agent);

•	Reconciliation of all such affiliated mutual fund shares to the books and records of the Trusts;

•

Agreement of the settlement of a sample of 116 security purchases and 112 security sales since our last report from the books and records of the Trusts to bank statements provided by State Street Bank (the Custodian).

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trusts’ compliance with specified requirements.

In our opinion, management’s assertion that Transamerica Funds, Transamerica Series Trust and Transamerica Asset Allocation Variable Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2021, with respect to securities reflected in the investment account of the Trusts is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Transamerica Funds, Transamerica Series Trust and Transamerica Asset Allocation Variable Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Boston, Massachusetts
May 12, 2023

Appendix A

Transamerica Funds

Transamerica Asset Allocation Short Horizon

Transamerica Asset Allocation Intermediate Horizon

Transamerica Asset Allocation Long Horizon

Transamerica Asset Allocation – Growth Portfolio

Transamerica Asset Allocation – Moderate Growth Portfolio

Transamerica Asset Allocation – Conservative Portfolio

Transamerica Asset Allocation – Moderate Portfolio

Transamerica Series Trust

Transamerica Morgan Stanley Global Allocation Managed Risk – Balanced VP

Transamerica 60/40 Allocation VP

Transamerica Goldman Sachs 70/30 Allocation VP

Transamerica JPMorgan International Moderate Growth VP

Transamerica BlackRock Tactical Allocation VP

Transamerica JPMorgan Asset Allocation – Growth VP

Transamerica JPMorgan Asset Allocation – Conservative VP

Transamerica JPMorgan Asset Allocation – Moderate VP

Transamerica JPMorgan Asset Allocation – Moderate Growth VP

Transamerica Managed Risk – Balanced ETF VP

Transamerica Managed Risk – Growth ETF VP

Transamerica Managed Risk – Conservative ETF VP

Transamerica Asset Allocation Variable Funds

Transamerica Asset Allocation – Intermediate/Long Horizon Subaccount

Transamerica Asset Allocation – Intermediate Horizon Subaccount

Transamerica Asset Allocation – Short Horizon Subaccount